Exhibit 99.179

CANETIC RESOURCES TRUST

2006 Unit Award Incentive Plan

The Board of Directors of Canetic Resources Inc. (the “Corporation”) has adopted this 2006 Unit Award Incentive Plan (the “Plan”) for Canetic Resources Trust (the “Trust”) governing the issuance of Units (as defined herein) of the Trust to Service Providers (as defined herein).

1.                             Purposes

The principal purposes of the Plan are as follows:

(a)           to retain and attract qualified Service Providers  that the Trust and the Trust Affiliates require;

(b)           to promote a proprietary interest in the Trust by such Service Providers and to encourage such persons to remain in the employ or service of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the affairs of the Trust and the business of the Trust Affiliates; and

(c)           to focus management of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

2.                             Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)           “Adjustment Ratio” means, with respect to any Unit Award, the ratio used to adjust the number of Units to be issued on the applicable Issue Date(s) pertaining to such Unit Award determined in accordance with the terms of the Plan; and, in respect of each Unit Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, and having as its denominator 95% of the Fair Market Value of the Units on the trading day immediately preceding that Distribution Payment Date;

(b)           “Board” means the board of directors of the Corporation as it may be constituted from time to time;

(c)           “Cessation Date” means the date that is the earlier of:

(i)            the date of the Service Provider’s termination or resignation, as the case may be; or

(ii)           the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider’s position or job;

regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider;

(d)           “Change of Control” means:

(i)            a successful take over-bid; or

(ii)           (A)          any change in the beneficial ownership or control of the outstanding securities or other interests which results in:

(I)            a person or group of persons “acting jointly or in concert” (as defined in the Securities Act (Alberta), as amended from time to time), or;

(II)           an “affiliate” or “associate” (each as defined in the Securities Act (Alberta), as amended from time to time) of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Trust, and

(B)           members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change;

(iii)          Incumbent Directors no longer constituting a majority of the Board; or

(iv)          the winding up or termination of the Trust or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Trust is continued and where the unitholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (d)(ii) above was applicable to the transaction), or

(v)           any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(e)           “Committee” has the meaning set forth in Section 3 hereof provided that if the Human Resources and Compensation or another committee is not appointed or authorized to administer the Plan by the Board, all references in the Plan to the Committee will be deemed to be references to the Board;

(f)            “Distribution” means a distribution paid by the Trust in respect of the Units, whether of cash, Units or other securities or other property, expressed as an amount per Unit;

(g)           “Distribution Payment Date” means any date that a Distribution is distributed to Unitholders;

(h)           “Distribution Record Date” means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(i)            “Exchange” means the TSX and such other stock exchange(s) on which the Units are then listed and posted for trading from time to time;

(j)            “Exchangeable Securities” means shares or other securities in the capital of the Corporation or any other Trust Affiliate that are exchangeable into Units;

(k)           “Fair Market Value” with respect to a Unit, as at any date means the weighted average of the prices at which the Units traded on the TSX (or, if the Units are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the ten (10) trading days on which the Units traded on the said exchange immediately preceding such date.  In the event that the Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Units as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;

(l)            “Grantee” has the meaning set forth in Section 4 hereof;

(m)          “Incumbent Directors” means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(n)           “Issue Date” means, with respect to any Unit Award, the date upon which Units awarded thereunder shall be issued to the Grantee of such Unit Award;

(o)           “Leave of Absence” means a Service Provider being absent from active employment or active service as a result of sabbatical, disability, education leave, maternity and parental leave, and any form of approved leave;

(p)           “Non-Management Director” means a director of the Corporation who is not an officer or employee of the Trust or a Subsidiary of the Trust;

(q)           “Payout Multiplier” means, at any time, the number obtained by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank in effect at such time; provided, however, that:

(i)            in the event that such Percentile Rank is less than 35, the Payout Multiplier shall be zero; and

(ii)           in the event that such Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two;

(r)            “Peer Comparison Group” means, generally, public Canadian oil and gas issuers that in the opinion of the Committee are competitors of the Trust and which shall be determined from time to time by the Committee in its sole and absolute discretion;

(s)           “Percentile Rank” means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Units issuable pursuant to any Performance Award on an Issue Date, the percentile rank, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units (or other equity securities, if applicable) of members of the Peer Comparison Group over the period commencing on or about the date such Performance

                Award was made and ending on or about the last business day of the month preceding the month in which such Issue Date occurs (such commencing and ending dates to be determined by the Board or the Committee, in its sole discretion);

(t)            “Performance Award” means an award of Units under the Plan designated as a “Performance Award” in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date determined in accordance with Section 6(b)(ii) hereof, subject to adjustment pursuant to the provisions of such Section 6(b)(ii);

(u)           “Restricted Award” means an award of Units under the Plan designated as a “Restricted Award” in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date(s) determined in accordance with Section 6(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 6(b)(i);

(v)           “Retirement” has such meaning as the Committee or the Board shall determine from time to time but, for greater certainty, shall not include any of the events described in paragraphs 6(d)(i), (ii), (iii) or (v);

(w)          “Service Provider” has the meaning set forth in Section 4 hereof;

(x)            “Settlement Amount” has the meaning set forth in Section 6(c) hereof;

(y)           “takeover bid” means a “take-over bid” as defined in the Securities Act (Alberta), as amended from time to time, pursuant to which the “offeror” would as a result of such take-over bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Units;

(z)            “Total Unitholder Return” means, with respect to any period, the total return to Unitholders on the Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Units on the TSX over such period (if the Units are not then issued and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion);

(aa)         “TSX” means the Toronto Stock Exchange;

(bb)         “Trust Affiliate” means a corporation, partnership, trust or other entity that is affiliated with the Corporation or the Trust (within the meaning of the Securities Act (Alberta);

(cc)         “Unit Award” means a Restricted Award or Performance Award made pursuant to the Plan;

(dd)         “Unit Award Agreement” has the meaning set forth in Section 6 hereof;

(ee)         “Unitholder” means a holder of Units; and

(ff)           “Units” means trust units of the Trust.

3.                             Administration

The Plan shall be administered by the Human Resources and Compensation Committee of the Board or such other committee as the Board considers appropriate (the “Committee”).

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan and of Section 10 hereof, including, without limitation:

(a)           the authority to make Unit Awards;

(b)           to determine the Fair Market Value of the Units on any date;

(c)           to determine the Service Providers to whom, and the time or times at which Unit Awards shall be granted and shall become issuable;

(d)           to determine the number of Units to be covered by each Unit Award;

(e)           to determine members of the Peer Comparison Group from time to time;

(f)            to determine the Total Unitholder Return of the Trust and the Peer Comparison Group at any time;

(g)           to prescribe, amend and rescind rules and regulations relating to the Plan;

(h)           to interpret the Plan;

(i)            to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with Unit Awards; and

(j)            to make all other determinations deemed necessary or advisable for the administration of the Plan.

The determinations of the Committee shall be subject to review and approval by the Board.  The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve the grant of a Unit Award in any year shall not require the Committee to approve the grant of a Unit Award to any Service Provider in any other year; nor shall the Committee’s decision with respect to the size or terms and conditions of a Unit Award in any year require it to approve the grant of a Unit Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of a Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Unit Award under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate.  No Service Provider has any claim or right to be granted a Unit Award.

4.                             Eligibility and Award Determination

Unit Awards may be granted only to persons, firms or corporations who are employees, senior officers or directors of the Trust or any Trust Affiliates or who are consultants or other service providers to the Trust or any Trust Affiliates (collectively, “Service Providers”); provided, however, that the participation of a Service Provider in the Plan is voluntary.  For greater certainty, a transfer of employment or services between the Corporation and a Trust Affiliate or between Trust Affiliates shall not be considered an interruption or termination of the employment of a Grantee for any purpose of the Plan.  In determining the Service Providers to whom Unit Awards may be granted (“Grantees”) and the number of Units to be covered by each Unit Award, the Committee may take into account such factors as it shall determine in its sole and absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a)           compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)           the duties, responsibilities, position and seniority of the Grantee;

(c)           performance measures of the Trust compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d)           the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e)           any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust;

(f)            the Fair Market Value or current market price of the Units at the time of such Unit Award; and

(g)           such other factors as the Committee shall deem relevant in its sole and absolute discretion in connection with accomplishing the purposes of the Plan.

5.                             Reservation of Units

Subject to Sections 6(b)(i)(III), 6(b)(ii)(C) and 6(f) of the Plan, the number of Units reserved for issuance from time to time pursuant to Unit Awards granted and outstanding hereunder at any time shall not exceed a number of Units equal to 5% of the aggregate number of: (i) issued and outstanding Units; plus (ii) the number of Units issuable upon exchange of outstanding Exchangeable Securities, if any.  This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the Unitholders.

If any Unit Award granted under this Plan shall expire, terminate or be cancelled for any reason without the Units issuable thereunder having been issued in full or if any Units are issued pursuant to any Unit Award granted under this Plan, any such Units shall be available for the purposes of the granting of further Unit Awards under this Plan.

6.                             Terms and Conditions of Unit Awards

Each Unit Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Trust and the Grantee (a “Unit Award Agreement”) which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions as the Committee or the Board, in its discretion, shall establish):

(a)           Number and Type of Units – The Committee shall determine the number of Units to be awarded to a Grantee pursuant to the Unit Award in accordance with the provisions set forth in Section 4 of the Plan and shall designate such award as either a “Restricted Award” or a “Performance Award”, as applicable, in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such Grantee, would entitle such Grantee to receive a number of Units which is greater than 5% of the outstanding Units, calculated on an undiluted basis.  In addition: (i) the number of Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Units; and (ii) the number of Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding Units.  For this purpose, “insiders” and “security based compensation arrangements” have the meanings ascribed thereto in Part VI of the Company Manual of the TSX.  Subject to Sections 6(b)(i)(III), 6(b)(ii)(C) and 6(f), the number of Units issuable pursuant to this Plan to Non-Management Directors will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

(b)           Issue Dates and Adjustment of Unit Awards

(i)            Restricted Awards – Subject to Section 6(d) hereunder, with respect to any Restricted Award, the Issue Dates for the issuance of Units thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Date(s) in respect of or the issue of Units pursuant to any Restricted Award including, without limitation, performance conditions):

(A)          as to one-third of the Units awarded pursuant to such Restricted Award, on the first anniversary of the date of the Restricted Award;

(B)           as to one-third of the Units awarded pursuant to such Restricted Award, on the second anniversary of the date of the Restricted Award; and

(C)           as to the remaining one-third of the Units awarded pursuant to such Restricted Award, on the third anniversary of the date of the Restricted Award;

provided, however, that:

(I)            if a Grantee is on a Leave of Absence in excess of three (3) months before any of the Issue Dates referred to in paragraphs (A), (B) and (C) above, such Issue Date or Issue Dates shall be extended by that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months;

(II)           in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 6(b)(i), and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Restricted Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(III)         immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Award.

(ii)           Performance Awards – Subject to Section 6(d) hereunder, with respect to any Performance Award, the Issue Date for the issuance of Units thereunder shall be on the third anniversary of the date of the Performance Award or such other date as may be determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Date or the Payout Multiplier in respect of or the issue of Units pursuant to any Performance Award provided that in no event shall the Payout Multiplier be greater than two), provided, however, that:

(A)          if a Grantee is on a Leave of Absence in excess of three (3) months before the Issue Date above, such Issue Date shall be extended by that portion of the duration of the period of such Leave of Absence that is in excess of three (3) months;

(B)           in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this Section 6(b)(ii), and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Performance Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(C)           immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Award, and (2) the Payout Multiplier applicable to such Performance Award at such time.

Notwithstanding any other provision of this Plan, but subject to the limits described in Sections 5 and 6(a) hereof and any other applicable requirements of the Exchange or other regulatory authority, the Board hereby reserves the right to make any additional adjustments to the number of Units to be issued pursuant to any Performance Award (including adjustments determined by reference to or as a result of the absolute Total Unitholder Return without comparison to the Peer Comparison Group) if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(iii)          Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Unit Awards at any time and from time to time.

(c)           Surrender of Unit Awards – At any time when the Units are listed and posted for trading on the TSX, a Grantee may elect on any Issue Date pertaining to a Unit Award, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Units (as adjusted in accordance with the relevant provisions set forth in Section 6(b) and based on the closing price of the Units on the TSX on the trading day immediately preceding such Issue Date) (the “Settlement Amount”) in consideration for the surrender by the Grantee to the Trust of the right to receive Units under such Unit Award.  Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 7 hereof) and sent by pre paid mail or delivered to the Grantee.  The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Units in which case the number of Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the TSX or from the Trust, as an issuance of treasury Units, or a combination thereof; provided, however, that the aggregate number of Units that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the outstanding Units as at the beginning of such period.  The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 7 hereof.

(d)           Termination of Relationship as Service Provider – Unless otherwise determined by the Committee or unless otherwise provided in a Unit Award Agreement pertaining to a particular Unit Award or any written employment or consulting agreement governing a Grantee’s role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)            Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be immediately terminated and all rights to receive Units thereunder shall be forfeited by the Grantee.

(ii)           Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the date that is two months after the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee.

(iii)          Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider as a result of the Grantee’s voluntary resignation (excluding Retirement), effective as of the day that is two (2) weeks after the Cessation Date, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee shall be terminated, whether Performance Awards or Restricted Awards and all rights to receive Units thereunder shall be forfeited by the Grantee.

(iv)          Retirement – If a Grantee ceases to be a Service Provider as a result of such Grantee’s Retirement, the Issue Date for all Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the Cessation Date.

(v)           Death – If a Grantee ceases to be a Service Provider as a result of such Grantee’s death, the Issue Date for all Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the Cessation Date.

(e)           Rights as a Unitholder – Until the Units granted pursuant to any Unit Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Unit Award has been made shall not possess any incidents of ownership of such Units including, for greater certainty and without limitation, the right to receive Distributions on such Units and the right to exercise voting rights in respect of such Units.  Such Grantee shall only be considered a Unitholder in respect of such Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

(f)            Effect of Certain Changes – In the event:

(i)            of any change in the Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii)           that any rights are granted to Unitholders to purchase Units at prices substantially below Fair Market Value; or

(iii)          that, as a result of any recapitalization, merger, consolidation or other transaction, the Units are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Unit Awards and to any Unit Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7.                             Withholding Taxes

When a Grantee or other person becomes entitled to receive Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto.  Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)           the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b)           the withholding by the Corporation or the Trust, as the case may be, from the Units otherwise due to the Grantee such number of Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c)           the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation, provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Units so withheld is sufficient to satisfy the total withholding tax obligation.

8.                             Non-Transferability

Subject to Section 6(d)(v), the right to receive Units pursuant to a Unit Award granted to a Service Provider may only be exercised by such Service Provider personally.  Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

9.                             Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Sections 6(b)(i)(C)(II) and 6(b)(ii)(B) apply, the Trust will not enter into any transaction or series of transactions whereby the Trust or all or substantially all of the Trust’s undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a “Successor”) whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Trust and the Successor execute such instruments and do such things as are necessary  to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under this Plan and the Unit Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive trust units, shares, securities or other property of the Successor in lieu of Units upon the subsequent vesting of Unit Awards). Subject to compliance with this Section 9, any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Plan and such Unit Award Agreements with the same effect as though the Successor had been named as the Trust herein and therein and thereafter, the Trust shall be relieved of all obligations and covenants under this Plan and such Unit Award Agreements and the obligation of the Trust to the Grantees in respect of the Unit Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Units of the Trust upon vesting of the Unit Awards.

10.                          Amendment and Termination of Plan

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange.  Any amendment to the Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of the Corporation and the Service Providers to whom such Unit Awards have been made.

11.                          Miscellaneous

(a)           Effect of Headings – The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)           Compliance with Legal Requirements – The Trust shall not be obliged to issue any Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange.  The Corporation, in its sole discretion, may postpone the issuance or delivery of Units under any Unit Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Units in compliance with applicable laws, rules and regulations.  The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Units awarded under the Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Unit Awards hereunder in accordance with any such requirements.

(c)           No Right to Continued Employment – Nothing in the Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in the Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee’s employment or service arrangement with the Trust or any Trust Affiliate.

(d)           Ceasing to be a Trust Affiliate – Except as otherwise provided in this Plan, Unit Awards granted under this Plan shall not be affected by any change in the relationship between or ownership of the Trust and a Trust Affiliate.  For greater certainty, all Unit Awards remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

(e)           Expenses – All expenses in connection with the Plan shall be borne by the Trust.

12.                          Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

13.                          Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

14.                          Effective Date

This Plan shall be effective at the effective time of the Plan of Arrangement attached to the Arrangement Agreement made as of November 17, 2005 between Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust and StarPoint Energy Ltd., as it may be amended.